EXHIBIT 21.1

Subsidiaries of the Registrant

All listed subsidiaries are wholly owned by the Corporation, directly or indirectly, unless otherwise noted.

Name	Jurisdiction of Organization
BFAC Merger Sub 1 Corp.	Delaware
BFAC Merger Sub 2 Corp.	Delaware